September 29, 2020

Securities and Exchange Commission

Washington D.C. 20549

Division of Corporate Finance

Office of Energy and Transportation

Attention: John Coleman

Craig Arakawa

RE: Kirkland Lake Gold Ltd. – Form 40-F for the Fiscal Year Ended December 31, 2019, Filed March 31, 2020 – File No. 001-38179

Dear Mr. Coleman and Mr. Arakawa,

We are in receipt of your letter dated September 15, 2020 (the “First Comment Letter”) in connection with the Securities and Exchange Commission’s (“SEC”) continuous disclosure record review of the above noted filing for Kirkland Lake Gold Ltd. (the “Company”).

For ease of reference we have reproduced the questions and/or comments as set out in the First Comment Letter, in italics below, along with the Company’s response.

1.

Comment: We note your disclosure of the results of an economic analysis that appears to include resource ounces based on mineral resource conversion factors for measured and indicated and inferred resources. Please tell us the level of study contemplated considering the inclusion of measured, indicated, and inferred resources.

We note that the level of study was a Life of Mine Plan of the Macassa Mine, a well understood producing gold mine which has been in operation since 1933. The disclosure referred to on page 63 of the Company’s Annual Information Form for the year ended December 31, 2019, attached as Exhibit 99.1 (the “AIF”) is a summary of and has been derived from, the technical report entitled “Macassa Property, Ontario, Canada Updated NI 43-101 Technical Report” dated December 31, 2018, as amended and restated on July 19, 2019 (the “Technical Report”).

Section 15.7 of the Technical Report sets out the Life of Mine Plan both inclusive and exclusive of resource conversion. The Life of Mine Plan presented with respect of full resource conversion includes an economic analysis which is set out in Section 22.0 of the Technical Report. In particular, Table 15-3 sets out the Life of Mine physicals used for the economic analysis, which includes conversion factors for resource conversion as well as dilution and recovery.

The Company further notes that the economic analysis presented in Section 22.0 of the Technical Report and summarized in the AIF, relates solely to the commissioning of the #4 Shaft in connection with a material expansion of the Macassa Mine.

200 Bay Street, Suite 2800 | RBC Plaza - South Tower | Toronto ON M5J 2J1 Canada | 416-840-7884

2.

Comment: As your economic study includes inferred resources, please tell us if cautionary language is required accompanying the results of the study under National Instrument 43- 101.

We note that such cautionary language is set out in the “Cautionary Statement” commencing on page 1 of the Company’s AIF, and within the “Risk Factors” section of the AIF commencing on page 20. In particular, page 2 of the AIF states:

“Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.”

Further, on page 24, the AIF states:

“If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration.”

However, we do note that in accordance with section 2.3(3)(a) of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), this cautionary statement should have been stated with equal prominence on page 66 of the AIF. As a result, the Company will undertake to ensure this specific cautionary language is included in its future filings accompanying the economic analysis completed with respect to the #4 Shaft at the Macassa Mine.

We note that Ontario Securities Commission (the “OSC”) completed a continuous disclosure review of the Company’s NI 43-101 technical report on the Macassa Mine dated April 1, 2019. As a result of this review, the Company was required to file an amended and restated technical report in July 2019 which addressed the comments raised by the OSC. During this review, the OSC did not raise any issue or provide any comment with respect to the lack of the cautionary statement as per section 2.3(3)(a) of NI 43-101. Following the filing of the amended and restated technical report for the Macassa Mine in July 2019, the OSC confirmed the completion of its review with respect to this Technical Report.

200 Bay Street, Suite 2800 | RBC Plaza - South Tower | Toronto ON M5J 2J1 Canada | 416-840-7884

We believe the foregoing has been responsive to the Staff’s comments and look forward to receiving your response in accordance with the above. If there any further questions in connection with this letter, you may contact Natasha Vaz at nvaz@kl.gold or at 416-840-7884.

Kind Regards,

/s/ David Soares

David Soares
Chief Financial Officer

Kirkland Lake Gold Ltd.

200 Bay Street, Suite 2800 | RBC Plaza - South Tower | Toronto ON M5J 2J1 Canada | 416-840-7884